UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

Can-Fite BioPharma Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.25 per share
American depositary shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share

(Title of Class of Securities)

13471N201

(CUSIP Number)

Ori Zanco, Adv.
c/o Capital Point, Ltd.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-0322

with copies to:

Perry, Wildes, Adv.
Gross, Kleinhendler, Hodak, Halevy,
 Greenberg, Shenhav & Co.
One Azrieli Center, Tel Aviv,
Israel 6701101
+972-(3)-607-4444

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 13471N201	Page 2 of 4

1	NAME OF REPORTING PERSON. Capital Point Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,844,020
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 12,844,020
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,844,020
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 10.73% (*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)	This percentage is based on an aggregate of 119,655,993 Ordinary Shares issued and outstanding (as provided by the Issuer).

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The Schedule 13D filed on May 30, 2019 (the “Original Schedule 13D”) by Capital Point Ltd. (“Capital Point”) related to American Depositary Shares, each of which represents thirty (30) ordinary shares, par value NIS 0.25 per share (the “Ordinary Shares”), of Can-Fite BioPharma Ltd. (the “Issuer”), as amended on June 6, 2019, June 14, 2019, July 10, 2019, August 8, 2019 and September 11, 2019, is hereby amended as set forth below by this Amendment No. 6.

Item 4          Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs:

On October 7, 2019, Capital Point entered into an agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, the Issuer has agreed to retain Capital Point to provide certain financial advisory services to the Issuer, including consultancy services in the field of public offerings, capital markets fund raising, mergers and acquisition and any other strategic financial transactions in Israel, including assisting in finding suitable investors in the Issuer, and to pay Capital Point a fee equal to 5% of the amounts raised or the value of securities issued in certain future transactions involving issuances of securities of the Issuer, provided such fee shall not exceed $1.3 million. Under the Agreement, the Issuer and Capital Point have agreed to promptly seek the dismissal of all pending litigation between the parties and Capital Point withdraws its notices to call a shareholders’ meeting. In addition, Capital Point has agreed to appear in person or by proxy at the Issuer’s 2019 and 2020 annual shareholders’ meeting and vote all its shares in favor of all matters brought by the Issuer’s board for the approval of its shareholders. Further, for a period of five years following the date of the Agreement, Capital Point has agreed to customary standstill restrictions relating to share purchases, support of proxy contests, calling of special meetings, and related matters. The Agreement also includes mutual releases, mutual non-disparagement and confidentiality provisions.

A copy of the Agreement is filed herewith as Exhibits 99.6 and incorporated herein by reference. The description of the Agreement contained in this amended statement on Schedule 13D is qualified in its entirety by reference to Exhibit 99.6 hereto.

Item 5          Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

The percentages below are based an aggregate of 119,655,993 Ordinary Shares issued and outstanding, as provided by the Issuer.

(a), (b) As of the date hereof, Capital Point beneficially owns, and has voting and dispositive power over, 12,844,020 Ordinary Shares representing approximately 10.73% of the Ordinary Shares outstanding.  Information provided to Capital Point indicates that the persons named in Annex A to the Original Schedule 13D do not beneficially own any Ordinary Shares.

(c) Neither Capital Point, nor to the best of knowledge of Capital Point, any of the persons named in Annex A to the Original Schedule 13D, have effected any transactions in the Ordinary Shares in the 60 days preceding the date of the event which required filing of this Amendment No. 6.

(d)  Not applicable.

(e)  Not applicable.

Item 7          Materials to Be Filed as Exhibits

   Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit	Description
24.1	Approval of Signatory Rights of Capital Point, dated September 9, 2018 (incorporated by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed on June 6, 2019).
99.1	Letter to Issuer, dated May 23, 2019 (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D).
99.2	Letter to Issuer, dated June 20, 2019 (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.3	Letter to Issuer, dated June 30, 2019 (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.4	Letter to Issuer, dated July 1, 2019 (incorporated by reference to Exhibit 99.4 to Amendment No. 3 to Schedule 13D filed on July 10, 2019).
99.5	Letter to Issuer, dated August 1, 2019 (incorporated by reference to Exhibit 99.5 to Amendment No. 4 to Schedule 13D filed on August 8, 2019).
99.6	Agreement between the Issuer and Capital Point, dated October 7, 2019.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

CAPITAL POINT LTD.

/s/ Shay Itshak Lior
By: Shay Itshak Lior
Title: co-Chief Executive Officer

/s/ Yossi Tamar
By: Yossi Tamar
Title: co-Chief Executive Officer

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